Exhibit 99.2

EXECUTION COPY

VOTING AND SUPPORT AGREEMENT

VOTING AND SUPPORT AGREEMENT (this “Agreement”), dated as of November 29, 2010, by and among Mellanox Technologies, Ltd., a public company formed under the laws of the State of Israel (“Parent”), Mondial Acquisition Corporation Ltd., a private company formed under the laws of the State of Israel and a wholly owned subsidiary of Parent (“Merger Sub”), and the undersigned shareholder(s) (each, a “Shareholder” and together (if there is more than one undersigned Shareholder), the “Shareholders") of Voltaire Ltd., a public company formed under the laws of the State of Israel (the “Company”).  Each of Parent, Merger Sub and each Shareholder is referred to as a “party” and collectively as the “parties”.  Capitalized terms used but not defined in this Agreement have the meanings ascribed to them in the Merger Agreement (defined below).

RECITALS

A.           Concurrently with the execution of this Agreement, the Company, Parent and Merger Sub are entering into an Agreement of Merger as of the date hereof (the “Merger Agreement”).

B.           As of the date hereof, each Shareholder is the record and beneficial owner of such number of ordinary shares, par value NIS 0.01 per share, of the Company, as set forth opposite its name on Schedule I hereto (“Company Shares”, and together with any other Company Shares acquired by Shareholder after the date hereof, being collectively referred to herein as the “Shareholder Shares”).

C.           As a condition to their willingness to enter into the Merger Agreement, Parent and Merger Sub have required that the Shareholders enter into this Agreement.

D.           In order to induce Parent and Merger Sub to enter into the Merger Agreement, the Company asked for the Shareholders to vote in favor of, or consent to, the Merger and the other transactions contemplated by the Merger Agreement and to enter into this Agreement, and each Shareholder has agreed to vote in favor of, or give its consent to, the Merger and is willing to enter into this Agreement.

AGREEMENT

The parties, intending to be legally bound, agree as follows:

1.      Agreements of Shareholders.

(a)           Voting.  From the date hereof until any termination of this Agreement in accordance with its terms, at the Company General Meeting and any other meeting of the shareholders of the Company however called (or any action by written consent in lieu of a meeting) or any adjournment thereof, each Shareholder shall vote all of its Shareholder Shares (or cause them to be voted) or, as applicable, execute written consents in respect thereof, (i) in favor of the adoption of the Merger Agreement and the approval of the Merger and the other transactions contemplated by the Merger Agreement, (ii) against any action or agreement (including, without limitation, any amendment of any agreement) that would result in a breach of any representation, warranty, covenant, agreement or other obligation of the Company in the Merger Agreement, (iii) against any Acquisition Proposal or Acquisition Transaction that is the subject of an Acquisition Proposal, (iv) against any agreement (including, without limitation, any amendment of any agreement), amendment of the memorandum of association or articles of association of the Company or other action that is intended or could reasonably be expected to prevent, impede, interfere with, delay or postpone the consummation of the Merger or the other transactions contemplated by the Merger Agreement, and (v) in favor of any adjournment or postponement of the Company General Meeting or other meeting recommended by the Board of Directors of the Company if there are not sufficient votes for adoption of the Merger Agreement and the approval of the Merger on the date on which such meeting is initially held or scheduled, as applicable.  Any such vote shall be cast, or consent shall be given, as applicable, by each Shareholder in accordance with such procedures relating thereto so as to ensure that it is duly counted, including for purposes of determining that a quorum is present and for purposes of recording the results of such vote or consent.  In the event that a Shareholder has granted a proxy to HFN Trust Company 2010 Ltd., pursuant to Section 1(b), which such proxy is in effect, such Shareholder shall have no obligations under this Section 1(a) with respect to the meeting of the shareholders of the Company for which such proxy has been granted.

(b)           Proxy.  In furtherance of the Shareholders’ agreement in Section 1(a), but subject to the following sentence, each Shareholder hereby appoints HFN Trust Company 2010 Ltd. as such Shareholder’s proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of such Shareholder, to vote all of such Shareholder's Shareholder Shares (at the Company General Meeting and any other meeting of shareholders of the Company however called or any adjournment thereof), or to execute one or more written consents in respect of such Shareholder Shares, (i) in favor of the adoption of the Merger Agreement and the approval of the Merger and the other transactions contemplated by the Merger Agreement, (ii) against any action or agreement (including, without limitation, any amendment of any agreement) that would result in a breach of any representation, warranty, covenant, agreement or other obligation of the Company in the Merger Agreement, (iii) against any Acquisition Proposal or Acquisition Transaction that is the subject of an Acquisition Proposal and (iv) against any agreement (including, without limitation, any amendment of any agreement), amendment of the memorandum of association or articles of association of the Company or other action that is intended or could reasonably be expected to prevent, impede, interfere with, delay or postpone the consummation of the Merger or the other transactions contemplated by the Merger Agreement; provided, however, that such Shareholder's grant of the proxy contemplated in this Section 1(b) shall be effective if, and only if, such Shareholder has not delivered to the Secretary or General Counsel of the Company at least ten (10) Business Days prior to the date of such Company General Meeting a duly executed proxy card previously approved by Parent voting such Shareholder’s Shareholder Shares in the manner specified in Section 1(a) or in the event such proxy card has been thereafter modified or revoked or otherwise fails to evidence such Shareholder's compliance with its obligations under Section 1(a) in form and substance reasonably acceptable to Parent.  Such proxy, if granted as provided in this Section 1(b), shall (A) be valid and irrevocable until the termination of this Agreement in accordance with Section 3 and (B) automatically terminate upon the termination of this Agreement in accordance with Section 3.  Each Shareholder represents that any and all other proxies heretofore given in respect of the Shareholder Shares are revocable, and that such other proxies have been revoked.  Each Shareholder affirms that, if granted by it as provided in this Section 1(b), the foregoing proxy will be: (x) given (i) in connection with the execution of the Merger Agreement and (ii) to secure the performance of such Shareholder’s duties under this Agreement, (y) coupled with an interest and may not be revoked except as otherwise provided in this Agreement and (z) intended to be irrevocable prior to termination of this Agreement.  All authority herein conferred shall survive the death or incapacity of a Shareholder and shall be binding upon the heirs, estate, administrators, personal representatives, successors and assigns of such Shareholder.

(c)           Restriction on Transfer; Proxies; Non-Interference; etc.  From the date hereof until any termination of this Agreement in accordance with its terms, each Shareholder shall not directly or indirectly (i) sell, transfer (including by operation of law), give, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, gift, pledge, encumbrance, assignment or other disposition of, any of its Shareholder Shares (or any right, title or interest thereto or therein), (ii) deposit any of its Shareholder Shares into a voting trust or grant any proxies or enter into a voting agreement, power of attorney or voting trust with respect to any of its Shareholder Shares, (iii) knowingly take any action that would make any representation or warranty of such Shareholder set forth in this Agreement untrue or incorrect or have the effect of preventing, disabling or delaying such Shareholder from performing any of its obligations under this Agreement or (iv) agree (whether or not in writing) to take any of the actions referred to in the foregoing clauses (i), (ii) or (iii) of this Section 1(c).  Notwithstanding the foregoing, a Shareholder may make transfers of its Shareholder Shares (i) by will, gift, operation of Legal Requirements or for estate planning purposes, in each case, in which the transferee agrees to be bound by all terms of this Agreement, (ii) to any controlled Affiliate thereof, if such controlled Affiliate agrees in writing, in an instrument reasonably acceptable to Parent, to be bound by this Agreement as a Shareholder hereunder, and (iii) as Parent may otherwise consent.

(d)           No Solicitation.  Each Shareholder agrees that such Shareholder is a “Representative” of the Company for purposes of Section 5.4 of the Merger Agreement, and that such Shareholder shall not, directly or indirectly, through any Representative of such Shareholder authorized by it to act on its behalf, take any action prohibited by Section 5.4 of the Merger Agreement, including, without limitation, making any Acquisition Proposal.

(e)           Information for Proxy Statement; Publication.  Each Shareholder hereby authorizes Parent and Merger Sub to publish and disclose, in any press release, Proxy Statement, filing with the SEC or other Governmental Body in connection with the Merger or the transactions contemplated by the Merger Agreement, such Shareholder’s identity and ownership of Company Shares and the nature of such Shareholder’s commitments, arrangements and understandings under this Agreement.  Each Shareholder shall not issue any press release or make any other public statement with respect to this Agreement, the Merger Agreement, the Merger or the other transactions contemplated by the Merger Agreement, without the prior written consent of Parent, except as may be required by applicable Legal Requirements (including as may be required for such Shareholder to comply with its obligations under the Exchange Act).

2.      Representations and Warranties of Shareholders.  Each Shareholder hereby represents and warrants to Parent and Merger Sub as follows in respect of such Shareholder:

(a)           Authority.  Such Shareholder has all necessary power and authority to execute and deliver this Agreement and to perform such Shareholder’s obligations under this Agreement.  This Agreement has been duly executed and delivered by such Shareholder and, assuming due and valid authorization, execution and delivery hereof by Parent and Merger Sub, constitutes a valid and binding obligation of such Shareholder, enforceable against such Shareholder in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

(b)           Consents and Approvals; No Violations. Except as specified in the Merger Agreement, other than filings under the Exchange Act and other than such as, if not made, obtained or given, would not reasonably be expected to prevent or materially delay the performance by such Shareholder of any of such Shareholder’s obligations under this Agreement, no notices, reports or other filings are required to be made by such Shareholder with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by such Shareholder from, any Governmental Body or any other Person or entity, in connection with the execution and delivery of this Agreement by such Shareholder. The execution, delivery and performance of this Agreement by such Shareholder does not, and the consummation by such Shareholder of the transactions contemplated hereby will not, result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation, modification or acceleration) (whether after the giving of or the passage of time of both) under any contract, agreement, arrangement or commitment to which such Shareholder is a party or which is binding on such Shareholder or such Shareholder’s assets and will not result in the creation of any Encumbrance on any of the assets or properties of such Shareholder (other than its Shareholder Shares), except for such violations, breaches, defaults, terminations, cancellations, modifications, accelerations or Encumbrances as would not reasonably be expected to prevent or materially delay the performance by such Shareholder of any of such Shareholder’s obligations under this Agreement.

(c)           Ownership of Shares.  Such Shareholder owns, beneficially and of record, all of its Shareholder Shares.  Such Shareholder owns all of its Shareholder Shares free and clear of any proxy, voting restriction, adverse claim or other Encumbrance (other than proxies and restrictions in favor of Parent and Merger Sub pursuant to this Agreement and transfer restrictions under the applicable securities laws).  Without limiting the foregoing, except for proxies and restrictions in favor of Parent and Merger Sub pursuant to this Agreement and transfer restrictions under applicable securities laws, such Shareholder has sole voting power and sole power of disposition with respect to all of its Shareholder Shares, with no restrictions on such Shareholder’s rights of voting or disposition pertaining thereto and no Person other than such Shareholder has any right to direct or approve the voting or disposition of any of its Shareholder Shares.  As of the date hereof, such Shareholder does not own, beneficially or of record, any voting securities of the Company other than the Company Shares which constitute its Shareholder Shares and the Company Compensatory Awards listed on Schedule I.

(d)           Brokers.  No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission that is payable by the Company, Parent or any of their respective subsidiaries in connection with the Merger or the other transactions contemplated by the Merger Agreement based upon arrangements made by or on behalf of such Shareholder.

3.      Termination.  This Agreement shall terminate on the first to occur of (a) in respect of each Shareholder, the mutual written agreement of Parent, Merger Sub and each Shareholder as to such Shareholder, (b) the termination of the Merger Agreement in accordance with its terms, (c) the Effective Time and (d) in respect to each Shareholder, any amendment, supplement or waiver to the Merger Agreement that would reduce the Per Share Merger Consideration or change the form of the merger consideration payable in the Merger unless consented to in writing by such Shareholder.  Notwithstanding the foregoing, (i) nothing herein shall relieve any party from liability for any breach of this Agreement, and (ii) the provisions of this Section 3 and Section 4 of the Agreement shall survive any termination of this Agreement.

4.      Miscellaneous.

(a)           Action in Shareholder Capacity Only.  The parties acknowledge that this Agreement is entered into by each Shareholder in such Shareholder’s capacity as owner of its Shareholder Shares and that nothing in this Agreement shall in any way restrict or limit any director or officer of the Company (including any Representative of such Shareholder in his or her capacity as a director or officer of the Company) from taking any action in his or her capacity as a director or officer of the Company, including, without limitation, any action that is deemed necessary for him or her to comply with his or her fiduciary duties as a director or officer of the Company, including, without limitation, participating in his or her capacity as a director of the Company in any discussions or negotiations in accordance with Section 5.4 of the Merger Agreement.

(b)           Expenses.  Except as otherwise expressly provided in this Agreement, all costs and expenses incurred in connection with the transactions contemplated by this Agreement shall be paid by the party incurring such costs and expenses.

(c)           Additional Shares.  Until any termination of this Agreement in accordance with its terms, each Shareholder shall promptly notify Parent of the number of Company Shares, if any, as to which such Shareholder acquires record or beneficial ownership after the date hereof.  Any Company Shares as to which a Shareholder acquires record or beneficial ownership after the date hereof and prior to termination of this Agreement shall be Shareholder Shares of such Shareholder for purposes of this Agreement.  Without limiting the foregoing, in the event of any share split, share dividend or other change in the capital structure of the Company affecting the Company Shares, the number of Company Shares constituting Shareholder Shares shall be adjusted appropriately and this Agreement and the obligations hereunder shall attach to any additional shares of Company Shares or other voting securities of the Company issued to the Shareholders in connection therewith.

(d)           Definition of “Beneficial Ownership”.  For purposes of this Agreement, “beneficial ownership” with respect to (or to “own beneficially”) any securities shall mean having “beneficial ownership” of such securities (as determined pursuant to Rule 13d-3 under the Exchange Act), including pursuant to any agreement, arrangement or understanding, whether or not in writing.

(e)           Further Assurances.  From time to time, at the reasonable request of Parent and without further consideration, each Shareholder shall execute and deliver such additional documents and take all such further action as may be reasonably required to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement.

(f)           Entire Agreement; No Third Party Beneficiaries.  This Agreement constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof.  This Agreement is not intended to and shall not confer upon any Person other than the parties any rights hereunder.

(g)           Assignment; Binding Effect.  Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties (whether by operation of law or otherwise) without the prior written consent of the other parties, except that Parent or Merger Sub may assign its rights and interests hereunder to Merger Sub or Parent, respectively, or to any wholly-owned subsidiary of Parent, provided, however, that no such assignment shall relieve Parent or Merger Sub of its obligations hereunder if such assignee does not perform such obligations.  Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.  Any purported assignment not permitted under this Section 4(g) shall be null and void.

(h)           Amendments; Waiver.  This Agreement may not be amended or supplemented, except by a written agreement executed by the parties.  Any party may (A) waive any inaccuracies in the representations and warranties of any other party or extend the time for the performance of any of the obligations or acts of any other party or (B) waive compliance by the other party with any of the agreements contained herein.  Notwithstanding the foregoing, no failure or delay by Parent or Merger Sub in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right hereunder.  Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

(i)           Severability.  If any term or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of law or public policy, all other terms, provisions and conditions of this Agreement shall nevertheless remain in full force and effect.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

(j)            No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Parent or Merger Sub any direct or indirect ownership or incidence of ownership of or with respect to any Shareholder Shares.  All rights, ownership and economic benefits of and relating to the Shareholder Shares shall remain vested in and belong to the applicable Shareholder, and neither Parent nor Merger Sub shall have any authority to exercise any power or authority to direct Shareholder in the voting of any of the Shareholder Shares, except as otherwise specifically provided herein, or in the performance of a Shareholder’s duties or responsibilities as a shareholder of the Company.

(k)           Counterparts.  This Agreement may be executed in two or more separate counterparts, each of which shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.  This Agreement shall become effective when each party shall have received counterparts hereof signed by the other parties.

(l)            Descriptive Headings.  Headings of Sections and subsections of this Agreement are for convenience of the parties only, and shall be given no substantive or interpretive effect whatsoever.  Except as otherwise indicated, all references in this Agreement to “Sections,” and “Schedules” are intended to refer to Sections of this Agreement and Schedules to this Agreement.

(m)          Notices.  All notices, requests and other communications to any party hereunder shall be in writing (including facsimile transmission) and shall be given,

if to Parent or Merger Sub, to:

Mellanox Technologies, Ltd.
Hermon Bldg.
Yokneam, Israel 20692
Attention:  Chief Executive Officer

with copy to:
Mellanox Technologies, Inc.
350 Oakmead Parkway, Suite 100
Sunnyvale, CA 94085
Attention:  Vice President of Legal Affairs

with copies (which shall not constitute notice) to:

Latham & Watkins LLP
140 Scott Drive
Menlo Park, California 94025
Attention:  Alan C. Mendelson
Mark V. Roeder
Kathleen M. Wells
Facsimile: (650) 463-2600

and
Herzog, Fox & Neeman
Asia House
4 Weizmann Street
Tel Aviv, 64239
Israel
Attention:  Ehud Sol
Facsimile:  +972-3-696-6464

if to the Shareholders, as stated in Schedule I hereto

or such other address or facsimile number as such party may hereafter specify for the purpose by notice to the other parties.  All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 P.M. in the place of receipt and such day is a business day in the place of receipt.  Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding business day in the place of receipt.

(n)           Drafting.  The parties have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

(o)           Governing Law; Enforcement; Jurisdiction.

(i)           The internal laws of the State of Israel, without regard to its choice of law rules, shall govern the validity, the construction of its terms and the interpretation of the rights and duties of the parties hereunder. The appropriate courts in Tel Aviv, Israel shall have exclusive jurisdiction over any dispute or claim in connection with this Agreement.

(ii)           The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.  It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the appropriate courts in Tel Aviv, Israel, without bond or other security being required, this being in addition to any other remedy to which they are entitled at law or in equity.

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IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed as of the date first above written.

Mellanox Technologies, Ltd.

By:
Name:
Title:

Mondial Acquisition Corporation Ltd.

By:
Name:
Title:

[SHAREHOLDER]

By:

Schedule I

Name of Shareholder	Number of Outstanding Company Shares	Number of Company Shares Subject to Company Compensatory Award and Type of Award

Address for the above: